Correspondence

1700 BROADWAY SUITE 2100 DENVER, COLORADO 80290-2101 303.861.8013 PHONE 303.832.3804 FAX www.duffordbrown.com jbrowne@duffordbrown.com

December 21, 2007

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention: Donna Levy, Esq.

Re:	Gold Resource Corporation Post Effective Amendment No. 2, File No. 333-140008

Dear Ms. Levy:

On behalf of our client, Gold Resource Corporation (“Company”), we are writing in reference to Amendment No. 2 to the Registration Statement on Form SB-2, SEC File No. 333-140008, filed with the Commission today (“Amendment”). The Amendment contains changes to the registration statement in accordance with the comments relayed to the Company verbally by the staff on December 11, 2007. All changes to the Amendment from the registration statement have been marked to facilitate review by the staff.

Since the comments were relayed to the Company verbally, we set forth below the substance of each comment in advance of the Company’s response.

1.       Please revise the relevant parts of the registration statement to reflect the private placement recently completed by the Company and disclosed in a current report on Form 8-K filed with the Commission on December 6, 2007, including the number of shares outstanding, beneficial ownership table and Item 26 of Part II.

Response:   Comment complied with. The Amendment filed by the Company today contains revised disclosure reflecting the private placement completed in early December. For example, the number of shares of common stock outstanding has been increased and the beneficial ownership table was revised to reflect the new ownership percentages. Item 26 of Part II has also been revised to reflect the private placement.

2.        Please revise the disclosure contained in the selling shareholder table to identify any selling shareholder who is an affiliate of a registered broker-dealer as an underwriter unless the shares registered were obtained as compensation for investment banking services or unless the selling shareholder represents that he or she purchased the shares in the ordinary course of business and at the time of purchase did not have any agreements, understandings or arrangements, directly or indirectly, with any other persons to dispose of the securities.

December 21, 2007
Donna Levy, Esq.
U.S. Securities and Exchange Commission

Response:   Comment complied with. The Amendment filed by the Company today contains revised disclosure related to the selling shareholders who are affiliated with a registered broker-dealer.

Please also note that the submission contains an updated consent from the Company’s independent registered public accounting firm.

Based on the foregoing responses to the staff’s comments, the Company believes that the registration statement, as amended, is complete and accurate in all material respects. Accordingly, the Company respectfully requests that the Commission consent to the filing of the Amendment. The Company would also request that any additional comments be relayed by telephone in order to expedite a response and an effective date for the registration statement.

We appreciate your attention.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ Jessica M. Browne

Jessica M. Browne, Esq.

JMB/

cc:	Gold Resource Corporation W. Edward Schenkein, Stark Winter Schenkein & Co. LLP